EX-99.H

CERTIFICATE OF QUALIFIED PERSON

Jerry E. Snider, P.E.
Washington Group International
7800 E. Union Ave, Suite 100
Denver, CO 80237
Phone: (303) 843-2340
Fax:(303)843-3340

1.	I, Jerry E. Snider, P.E., am a Professional Engineer registered in the State of Idaho and am Principal Mining Engineer for Washington Group International, of Denver, Colorado.

2.	I am a member of the Society for Mining, Metallurgy and Exploration Inc., a member society of the American Institute of Mining, Metallurgical and Petroleum Engineers Inc.

3.	I graduated from the University Utah in 1975, with a Bachelor of Science degree in Mining Engineering and from the University of Texas – San Antonio in 1986 with a Master of Business Administration degree. I have practiced my profession continuously since 1975.

4.	Since 1975 I have held positions in the mining industry:

(a)	in underground metals mining engineering until 1976;

(b)	in surface mining from 1976 until the present, in engineering, operating and management roles, including Chief Engineer at Lost Mountain Mine (1996), and General Manager MK Venezuela (1996 – 1998).

5.	As a result of my experience and qualifications I am a “Qualified Person” as defined in National Instrument 43-101.

6.	I am presently a Principal Mine Engineer for Washington Group International.

7.	I visited the Cerro San Pedro Project site in March 2003.

8.	The Cerro San Pedro Development Plan, September 2003, was prepared under my supervision.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Cerro San Pedro Project Development Plan, which is not reflected in the report, the omission to disclose which would make this report misleading.

10.	I am independent of Metallica Resources Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

11.	I have read National Instrument 43-101, Form 43-101F1 and the Cerro San Pedro Project Development Plan has been prepared in such a matter that it addresses the required items to comply with NI43-101 and Form 43-101F1.

Signed at Denver, Colorado, this 22nd day of September 2003.

/s/ “Jerry E. Snider”

Jerry E. Snider, P.E.